U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated July 21, 2006

WORLD GAMING PLC

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Minerva House

5 Montague Close

London SE1 9BB

United Kingdom

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

EXPLANATORY NOTE:

Attached hereto as Exhibit 99.1 to this Form 6-K is the Registrant’s Annual Report for the year ended December 31, 2005.  The Annual Report was submitted on June 30, 2006 to the Alternative Investment Market (AIM) of the London Stock Exchange plc and distributed to United Kingdom resident holders of the Registrant’s ordinary shares, as required by the rules of the Exchange.  The Registrant’s ordinary shares trade on the AIM.  The Annual Report and the audited financial statements contained therein are presented in accordance with United Kingdom Generally Accepted Accounting Principles, and not in accordance with U.S. GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:       July 21, 2006

WORLD GAMING PLC

By:	/s/ David James Naismith
Name:	David James Naismith
Title:	CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	2005 Annual Report